Exhibit 99.1

Condensed Consolidated Interim Financial Statements of
Almaden Minerals Ltd.

First Quarter Ended March 31, 2013

NOTICE OF NO AUDITOR REVIEW OF INTERIM
CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited consolidated interim financial statements of Almaden Minerals Ltd. for the three months ended March 31, 2013 have been prepared by the management of the Company and approved by the Company’s Audit Committee and the Company’s Board of Directors.

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the consolidated interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of the consolidated interim financial statements by an entity’s auditor.

Almaden Minerals Ltd.
Condensed consolidated interim statements of financial position
(Unaudited - Expressed in Canadian dollars)
	March 31,	December 31,
	2013	2012

	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 15)	13,729,097	16,487,408
Accounts receivable and prepaid expenses (Note 4)	1,516,639	1,571,629
Marketable securities (Note 5)	1,385,966	2,201,808
Inventory (Note 6)	274,768	274,768
	16,906,470	20,535,613

Non-current assets
Investment in associate (Note 7)	9,499,639	10,266,386
Exploration and evaluation assets deposit (Note 10(f)(vii))	138,929	138,929
Reclamation deposit	33,264	33,264
Contingent shares receivable (Note 8)	97,500	238,200
Property, plant and equipment (Note 9)	1,320,737	1,310,474
Exploration and evaluation assets (Note 10)	19,024,402	16,609,450
	30,114,471	28,596,703
TOTAL ASSETS	47,020,941	49,132,316

LIABILITIES
Current liabilities
Trade and other payables	819,182	1,060,829

EQUITY
Share capital (Note 11)	75,895,177	75,237,977
Reserves (Note 11)	9,100,640	9,947,336
Deficit	(38,794,058)	(37,113,826)
	46,201,759	48,071,487
TOTAL EQUITY AND LIABILITIES	47,020,941	49,132,316
Commitments (Note 16)

These consolidated financial statements are authorized for issue by the Board of Directors on May 7, 2013.
They are signed on the Company's behalf by:

/s/Duane Poliquin	/s/Joseph H. Montgomery
Director	Director

Almaden Minerals Ltd.
Condensed consolidated interim statements of comprehensive loss
(Unaudited - Expressed in Canadian dollars)

	Three months ended March 31,
	2013	2012
	$	$
Revenue
Interest income	42,909	30,141
Other income	12,300	12,300
	55,209	42,441
Expenses
Impairment of exploration and evaluation assets	155,646	134,150
General and administrative expenses (Schedule 1)	602,509	586,412
Income on exploration and evaluation assets (Note 13)	(115,590)	(26,750)
General exploration expenses	182,174	191,121
Share-based payments	11,400	-
	836,139	884,933
Operating loss	(780,930)	(842,492)

Other (loss) income
(Loss) gain on investment in associate (Note 7)	(766,747)	159,094
Loss on fair-value of contingent share receivable (Note 8)	(140,700)	(180,000)
Gain on sale of marketable securities	644	163,130
Gain on sale of property, plant and equipment	-	3,051
Foreign exchange gain (loss)	7,501	(49,926)
Net loss for the period	(1,680,232)	(747,143)

Other comprehensive loss

Net change in fair value of available-for-sale financial assets, net of tax of nil	(818,863)	(72,318)
Reclassification adjustment relating to available-for-sale financial assets disposed of in the period, net of tax of nil	(1,083)	345,138

Other comprehensive (loss) income for the period	(819,946)	272,820

Total comprehensive loss for the period	(2,500,178)	(474,323)

Basic net loss per share (Note 14)	(0.03)	(0.01)
Diluted net loss per share (Note 14)	(0.03)	(0.01)

Almaden Minerals Ltd.
Condensed consolidated interim statements of cash flows
(Unaudited - Expressed in Canadian dollars)

	Three months ended March 31,
	2013	2012
	$	$
Operating activities
Net loss for the period	(1,680,232)	(747,143)
Items not affecting cash
Loss (gain) on investment in associate	766,747	(159,094)
Depreciation	75,463	71,188
Gain on sale of marketable securities	(644)	(163,130)
Loss on fair value of contingent shares receivable	140,700	180,000
Income on exploration and evaluation assets	(115,590)	(26,750)
Impairment of exploration and evaluation assets	155,646	134,150
Share-based payments	11,400	-
Gain on sale of property, plant and equipment	-	(3,051)
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	54,990	95,695
Trade and other payable	(241,647)	28,944
Net cashed used in operating activities	(833,167)	(589,191)
Investing activities
Reclamation deposit	-	20,000
Marketable securities - Net proceeds	1,540	4,264,578
Property, plant and equipment
Purchases	(85,726)	(13,880)
Net proceeds	-	7,143
Mineral properties
Costs	(2,049,928)	(2,081,774)
Net proceeds	127,420	25,000
Net cash (used in) from investing activities	(2,006,694)	2,221,067
Financing activities
Issuance of shares, net of share issue costs	81,550	-
Net cash from financing activities	81,550	-

Net cash (outflow) inflow	(2,758,311)	1,631,876
Cash and cash equivalents, beginning of period	16,487,408	21,184,159
Cash and cash equivalents, end of period	13,729,097	22,816,035
Supplemental cash and cash equivalents information - Note 15

Almaden Minerals Ltd.
Condensed consolidated interim statements of changes in equity
(Unaudited - Expressed in Canadian dollars)

	Share capital		Reserves
			Equity settled		Available-for-
	Number of		employee		sale financial	Total
	shares	Amount	benefits	Warrants	assets	reserves	Deficit	Total
		$	$		$		$	$

Balance, January 1, 2012	59,122,321	73,353,977	8,536,473	176,741	(1,851,570)	6,861,644	(26,875,449)	53,340,172
Total comprehensive loss for the period	-	-	-	-	272,820	272,820	(747,143)	(474,323)
Balance, March 31, 2012	59,122,321	73,353,977	8,536,473	176,741	(1,578,750)	7,134,464	(27,622,592)	52,865,849
Shares issued for cash on exercise of stock options	600,000	1,260,000	-	-	-	-	-	1,260,000
Fair value of share options transferred to share capital on exercise of options	-	624,000	(624,000)	-	-	(624,000)	-	-
Share-based payments	-	-	1,716,250	-	-	1,716,250	-	1,716,250
Total comprehensive loss for the period	-	-	-	-	1,720,622	1,720,622	(9,491,234)	(7,770,612)
Balance, December 31, 2012	59,722,321	75,237,977	9,628,723	176,741	141,872	9,947,336	(37,113,826)	48,071,487
Shares issued for cash on exercise of stock options	45,000	81,550	-	-	-	-	-	81,550
Fair value of share options transferred to share capital on exercise of options	-	38,150	(38,150)	-	-	(38,150)	-	-
Shares issued pursuant to property acquisition agreement	250,000	537,500	-	-	-	-	-	537,500
Share-based payments	-	-	11,400	-	-	11,400	-	11,400
Total comprehensive loss for the period	-	-	-	-	(819,946)	(819,946)	(1,680,232)	(2,500,178)
Balance, March 31, 2013	60,017,321	75,895,177	9,601,973	176,741	(678,074)	9,100,640	(38,794,058)	46,201,759

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the three months ended March 31, 2013
(Unaudited – Expressed in Canadian dollars)

1.   Nature of operations

Almaden Minerals Ltd. (the “Company” or “Almaden”) was formed by amalgamation under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of exploration and evaluation assets.  The address of the Company’s registered office is Suite 1710 –1177 West Hastings Street, Vancouver, BC, Canada V6E 2L3.

The Company is in the process of exploring its exploration and evaluation assets and has not yet determined whether these assets contain mineral reserves that are economically recoverable.  The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Company to obtain the necessary financing or participation of joint venture partners to complete development of the properties and upon future profitable production or proceeds from the disposition of exploration and evaluation assets.

2.     Basis of preparation

(a)           Statement of Compliance with International Financial Reporting Standards

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance and compliance with International Accounting  Standards (“IAS”) 34 “Interim Financial Reporting” (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

(b)           Basis of preparation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries. This interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that this financial report be read in conjunction with the annual financial statements of the Company for the year ended December 31, 2012. However, this interim financial report provides selected significant disclosures that are required in the annual audited consolidated financial statements under IFRS.

Certain amounts in prior periods have been reclassified to conform to the current period presentation.

These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the annual audited consolidated financial statements for the year ended December 31, 2012, with the exception of the following new accounting standards and amendments which the Company adopted and are effective for the Company's interim and annual consolidated financial statements commencing January 1, 2013.

•	IAS 1 Presentation of Financial Statements (“IAS 1”)
•	IAS 27 Separate Financial Statements (“IAS 27”)
•	IAS 28 Investments in Associates and Joint Ventures (“IAS 28”)
•	IFRS 7 Financial Instruments: Disclosures (“IFRS 7”)
•	IFRS 10 Unaudited interim condensed consolidated financial statements (“IFRS 10”)

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the three months ended March 31, 2013
(Unaudited – Expressed in Canadian dollars)

2.     Basis of preparation (Continued)

(b)           Basis of preparation (continued)

•	IFRS 11 Joint Arrangements (“IFRS 11”)
•	IFRS 12 Disclosure of Interests In Other Entities (“IFRS 12”)
•	IFRS 13 Fair Value Measurement (“IFRS 13”)

The accounting standards and amendments to standards adopted by the Company that had an impact on financial results or require further explanation are explained as follows:

IAS 1 was amended by the IASB in June 2011 in order to align the presentation of items in other comprehensive income with US GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged.  The adoption of the new standard did not have significant impacts to the consolidated statement of loss and comprehensive loss.

IAS 27 has the objective of setting standards to be applied in accounting for investments in subsidiaries, joint ventures, and associates when an entity elects, or is required by local regulations, to present separate financial statements. The adoption of the new standard did not have significant impacts to the consolidated statements of financial position and the consolidated statement of loss and comprehensive loss.

IAS 28 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 applies to all entities that are investors with joint control of, or significant influence over, an investee (associate or joint venture).  The adoption of the new standard did not have significant impacts to the consolidated statements of financial position and the consolidated statement of loss and comprehensive loss.

IFRS 7 was amended by the IASB in December 2011 to amend the disclosure requirements in IFRS 7 to require information about all recognised financial instruments that are offset in accordance with paragraph 42 of IAS 32 Financial Instruments: Presentation. The amendments also require disclosure of information about recognised financial instruments subject to enforceable master netting arrangements and similar agreements even if they are not set off under IAS 32.

IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are special purpose entities in the scope of Standing Interpretations Committee Standard (“SICs”) 12.  In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 Consolidated and Separate Financial Statements.  In accordance with the transitional provisions of IFRS 10, the Company re-assessed the control conclusion for its investees at January 1, 2013. The Company made no changes as a result of this process in the current or comparative period.

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the three months ended March 31, 2013
(Unaudited – Expressed in Canadian dollars)

2.     Basis of preparation (Continued)

(b)           Basis of preparation (continued)

IFRS 11 replaces the guidance in IAS 31 Interests in Joint Ventures. Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures.  IFRS 11 essentially carves out of previously jointly controlled entities, those arrangements which although structured through a separate vehicle, such separation is ineffective and the parties to the arrangement have rights to the assets and obligations for liabilities and are accounted for as joint operations in a fashion consistent with jointly controlled assets/operations under IAS 31.  In addition, under IFRS 11, joint ventures are stripped of the free choice of equity accounting or proportionate consolidation; these entities must now use the equity method. Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall collapse the proportionately consolidated net asset value (including any allocation of goodwill) into a single investment balance at the beginning of the earliest period presented.  The investment’s opening balance is tested for impairment in accordance with IAS 28 Investments in Associates and IAS 36 Impairments of Assets.  Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented.  The adoption of the new standard did not have significant impacts to the consolidated statements of financial position and the consolidated statement of loss and comprehensive loss.

IFRS 12 Disclosure of Interests In Other Entities (“IFRS 12”) requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. Disclosures arising from the adoption of IFRS 12 did not have significant impacts to the notes of the consolidated financial statements.

IFRS 13 Fair Value Measurement (“IFRS 13”) converges IFRS and US GAAP on how to measure fair value and the related fair value disclosures.  The new standard creates a single source of guidance for fair value measurements, where fair value is required or permitted under IFRS, by not changing how fair value is used but how it is measured.

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the three months ended March 31, 2013
(Unaudited – Expressed in Canadian dollars)

2.    Basis of preparation (Continued)

(b)           Basis of preparation (continued)

Recent accounting pronouncements

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC that are mandatory for accounting periods beginning after March 31, 2013 or later periods.  Updates which are not applicable or are not consequential to the Company have been excluded thereof. The following have not yet been adopted by the Company and are being evaluated to determine their impact:

•
IAS 32 Financial Instruments: Presentation (“IAS 32”) was amended by the IASB in December 2011 to clarify certain aspects of the requirements on offsetting.  The amendments focus on the criterion that an entity currently has a legally enforceable right to set off the recognized amounts and the criterion that an entity intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.  The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014 with earlier adoption permitted.

•
IFRS 9 Financial Instruments (“IFRS 9”) was issued November 2009 and contained requirements for financial assets.  This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories:  amortized cost and fair value through profit or loss.  IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income.  This standard is required to be applied for accounting periods beginning on or after January 1, 2015, with early adoption permitted.

(c)           Functional currency

The presentation currency of the Company and the functional currency of the Company and each of its subsidiaries are expressed in Canadian dollar.

3.   Significant accounting policies

These condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB on a basis consistent with those followed in the Company’s most recent annual financial statements for the year ended December 31, 2012.

These condensed consolidated interim financial statements do not include all note disclosures required by IFRS for annual financial statements, and therefore should be read in conjunction with the annual financial statements for the year ended December 31, 2012.  In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included.  Operating results for the three month period ended March 31, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013.

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the three months ended March 31, 2013
(Unaudited – Expressed in Canadian dollars)

4.     Accounts receivable and prepaid expenses

Accounts receivable and prepaid expenses consist of the following:

	March 31,	December 31,
	2013	2012
Accounts receivable	$905,456	$984,399
HST receivable	110,816	114,204
Allowance for doubtful accounts	(79,485)	(79,485)
Prepaid expenses	579,852	552,511
	$1,516,639	$1,571,629

5.            Marketable securities

Marketable securities consist of equity securities over which the Company does not have control or significant influence.  Marketable securities are designated as available for sale and valued at fair value.  Unrealized gains and losses due to period end revaluation to fair value, other than those determined to be other than significant or prolonged losses are recorded as other comprehensive income or loss.  During the three months ended March 31, 2013, the Company determined that $Nil (March 31, 2012 - $Nil) of unrealized loss recorded in available-for-sale financial assets was a result of significant or prolonged losses.

6.   Inventory

Inventory consists of 1,597 ounces of gold which is valued at the lower of average cost of mining and estimated net realizable value.  The market value of the gold at March 31, 2013 is $2,596,864 (December 31, 2012 - $2,666,437).

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the three months ended March 31, 2013
(Unaudited – Expressed in Canadian dollars)

7.   Investment in associate

Gold Mountain Mining Corporation (“Gold Mountain”)

On July 26, 2011, the Company closed an Asset Sale Agreement under which Gold Mountain acquired 100% of the Elk gold deposit. Almaden retains a 2% NSR (“Net Smelter Return”) royalty in the project.  Under the terms of the agreement, Almaden received 35 million common shares of Gold Mountain and recorded a gain on sale in the amount of $4,122,166.  Concurrent with the transaction, Almaden sold 8.25 million common shares of Gold Mountain to third parties at $0.355 per share for gross proceeds of $2,928,750 resulting in no gain or loss on sale and holds 26.75 million common shares of Gold Mountain representing a 38.8% interest.  Upon completion of the transaction, Duane Poliquin (Chairman and Director of Almaden) and Morgan Poliquin (CEO and Director of Almaden) became directors of Gold Mountain.

On January 28, 2013, the Company received the two million bonus shares as described in Note 8(a) but has not recognized the increase in equity interest as the conditions have not been met.

Almaden is accounting for this investment using the equity method as the Company has determined that significant influence exists.  Almaden has recorded its equity share of Gold Mountain’s loss during the three months ended March 31, 2013 in the amount of $766,747 (March 31, 2012 – gain of $159,094). The fair value of the investment at March 31, 2013 is $5,483,750 (December 31, 2012 - $8,025,000).

The following table summarizes the financial information of Gold Mountain for its year ended December 31, 2012 and 2011:

	December 31,	December 31,
	2012	2011
Total assets	$33,801,281	$31,794,050
Total liabilities	$4,070,377	$628,018
Revenue	$108,918	$11,877
Net (loss) income	$(2,024,678)	$1,104,080

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the three months ended March 31, 2013
(Unaudited – Expressed in Canadian dollars)

8.   Contingent shares receivable

(a)   As part of the Asset Sale Agreement with Gold Mountain, Almaden received an additional 2 million common shares held in escrow subject to the following conditions:

i.	1,000,000 common shares upon the establishment of one million ounces of measured or indicated reserves of gold on the property; and

ii.	1,000,000 common shares upon the establishment of an additional one million ounces of measured and indicated reserves of gold on the property.

On January 28, 2013, the Company received the 2 million common shares thus recording the contingent share receivable to $Nil (March 31, 2012 - $120,000). The contingent share receivable is based on management’s best estimate of the fair value of the common shares as at March 31, 2013 and a loss on fair value adjustment of $90,000 (March 31, 2012 - $24,000) in the statement of comprehensive loss during the three months ended March 31, 2013.

(b)   On October 14, 2011, the Company completed the sale of its 30% interest in the Caballo Blanco property to Goldgroup Mining Inc. (“Goldgroup”).  The Company retains in its Mexican subsidiary an undivided 1.5% NSR in Caballo Blanco.  In consideration, Goldgroup paid to Almaden cash consideration of US$2.5 million and issued 7 million of its common shares.  An additional 7 million common share will be issued to Almaden under the following conditions:

i.	1,000,000 common shares upon commencement of commercial production on the Caballo Blanco project,

ii.	2,000,000 common shares upon measured and indicated resources including cumulative production reaching 2,000,000 ounces of gold,

iii.	2,000,000 common shares upon measured, indicated and inferred resources including cumulative production reaching 5,000,000 ounces of gold, and

iv.	2,000,000 common shares upon measured, indicated and inferred resources including cumulative production reaching 10,000,000 ounces of gold.

The Company has recorded a contingent share receivable of $97,500 (March 31, 2012 - $482,700) based on management’s best estimate of the fair value of the common shares as at March 31, 2013 and a loss on fair value adjustment of $50,700 (March 31, 2012 - $156,000) in the statement of comprehensive loss during the three months ended March 31, 2013.

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the three months ended March 31, 2013
(Unaudited – Expressed in Canadian dollars)

9.   Property, plant and equipment

	Automotive equipment	Furniture and fixtures	Computer hardware	Computer software	Geological library	Field equipment	Leasehold improvements	Drill equipment	Total
	$	$	$	$	$	$	$	$	$
Cost
December 31, 2012	532,095	139,195	326,995	204,417	65,106	420,402	27,181	1,493,365	3,208,756
Additions	-	-	2,001	10,395	-	31,707	-	41,623	85,726
Disposals	-	-	-	-	-	-	-	-	-
March 31, 2013	532,095	139,195	328,996	214,812	65,106	452,109	27,181	1,534,987	3,294,482

Accumulated depreciation
December 31, 2012	367,264	124,971	270,627	119,960	57,444	281,227	27,181	649,608	1,898,282
Disposals	-	-	-	-	-	-	-	-	-
Depreciation	12,362	711	4,303	6,724	383	7,751	-	43,229	75,463
March 31, 2013	379,626	125,682	274,930	126,684	57,827	288,978	27,181	692,836	1,973,745

Carrying amounts
December 31, 2012	164,831	14,224	56,368	84,457	7,662	139,175	-	843,757	1,310,474
March 31, 2013	152,469	13,513	54,066	88,128	7,279	163,131	-	842,151	1,320,737

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the three months ended March 31, 2013
(Unaudited – Expressed in Canadian dollars)

10.   Exploration and evaluation assets

	Tuligtic	El Cobre	ATW	Willow	BP	Other Properties	Total
Exploration and evaluation assets	$	$	$	$	$	$	$
Acquisition costs Opening balance (December 31, 2012)	231,059	45,599	46,451	148,254	110,047	95,061	676,471
Additions	916,556	-	-	-	-	-	916,556
Proceeds from options	-	-	-	-	-	(132,420)	(132,420)
Proceeds received from options on exploration and evaluation assets in excess of cost-reclassified to income	-	-	-	-	-	115,590	115,590
Closing balance (March 31, 2013)	1,147,615	45,599	46,451	148,254	110,047	78,231	1,576,197
Deferred exploration costs
Opening balance (December 31, 2012)	12,331,526	1,107,394	1,407,365	677,626	169,430	239,638	15,932,979
Costs incurred during the period
Drilling and related costs	655,297	69,060	-	-	-	-	724,357
Professional/technical fees	157,780	10,173	-	-	-	45,262	213,215
Claim maintenance/lease cost	113,150	24,270	8,098	-	-	182,898	328,416
Geochemical, metallurgy	275,129	30,585	-	-	-	6,032	311,746
Travel and accommodation	21,641	-	-	-	-	2,489	24,130
Geology, exploration	49,402	-	-	-	-	-	49,402
Supplies and misc.	6,901	-	35	-	-	1,255	8,191
Geophysical, geosciences	17,614	-	-	-	-	-	17,614
Reclamation, environmental	4,219	4,782	-	-	-	1,756	10,757
Recoveries	-	-	-	-	-	(16,956)	(16,956)
Impairment of deferred exploration costs	-	-	-	-	-	(155,646)	(155,646)
	1,301,133	138,870	8,133	-	-	67,090	1,515,226
Closing balance (March 31, 2013)	13,632,659	1,246,264	1,415,498	677,626	169,430	306,728	17,448,205
Total exploration & evaluation assets	14,780,274	1,291,863	1,461,949	825,880	279,477	384,959	19,024,402

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the three months ended March 31, 2013
(Unaudited – Expressed in Canadian dollars)

10.           Exploration and evaluation assets (Continued)

The following is a description of the Company’s most significant property interests and related spending commitments:

(a)   Tuligtic

In 2001, the Company acquired by staking a 100% interest in the Tuligtic property in Mexico.  The property contains the Ixtaca Zone.

(b)           El Cobre

During 2011, the Company completed the sale of its 30% interest in the Caballo Blanco property in Mexico to Goldgroup.  As part of the sale, Goldgroup transferred to Almaden its 40% interest in the El Cobre property.  The Company owns a 100% interest in the El Cobre property.

(c)           ATW

The Company has a net 66.2% interest in this diamond property in the Northwest Territories through its ownership of shares in ATW Resources Ltd. which holds the mineral claim.

(d)           Willow

In 2007, the Company acquired a 100% interest in the Willow property in Nevada by staking.

(e)           BP

In 2010, the Company acquired a 100% interest in the BP property in Nevada by staking.

(f)   Other – British Columbia

(i)  Nicoamen River
The Company acquired a 100% interest in the Nicoamen River property by staking.

(ii)  Skoonka Creek
The Company has a 34.14% interest in the Skoonka Creek gold property.

(iii)  Merit
The Company acquired by staking a 100% interest in the Merit property.  During 2010, the Company entered into an agreement with Sunburst Explorations Inc. (“Sunburst”) to earn a 60% interest.  Sunburst has to incur exploration expenditures of $3,000,000 and issue 700,000 shares to the Company within five years from the listing of the stock on the TSX Venture Exchange.

Other – Mexico

(iv)  San Jose
The Company purchased a 100% interest in the San Jose claim.  The Company recorded a write-down in the three months ended March 31, 2013 of $195 (March 31, 2012 - $28,098).

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the three months ended March 31, 2013
(Unaudited – Expressed in Canadian dollars)

10.           Exploration and evaluation assets (Continued)

(f)   Other – Mexico (continued)

(v)      Yago
The Company acquired a 100% interest in the Tepic claim by staking and purchasing a 100% interest in the La Sarda, Guadalupe, Sagitario, Gallo de Oro and As de Oro claims.   The Company recorded a write-down in the three months ended March 31, 2013 of $47,958 (March 31, 2012 - $28,462).

(vii) Matehuapil
During 2007, the Company was successful in its bid to acquire a 100% interest in the Matehuapil claim.  An initial payment of $117,572 was paid, representing 20% of the purchase price.  The Company was required to put up two bonds (“Mineral property deposit”), one in the amount of $446,964 representing four pending instalment payments of 20% each to be paid in six month instalments from the issuance of title and one in the amount of $138,929 to pay for the purchase of an NSR royalty.  During 2008, the Company paid the remainder of the purchase price outright.  The bond in the amount of $446,964 was returned to the Company and the bond for the purchase of the NSR royalty will remain in place until the NSR is purchased.  The Company subsequently entered into an agreement with now Golden Minerals Company (“Golden Minerals”) formerly Apex Silver Mines Limited to earn a 60% interest.  Golden Minerals must incur exploration expenditures of US$2,600,000 by December 1, 2013 and make cash payments of Mexican pesos $3,312,000 by July 10, 2009 (received).  The Company received notice from Golden Minerals of their intention to terminate the agreement subject to all termination conditions having been met.

(viii) Caldera
The Company acquired a 100% interest in the Caldera property in Mexico by staking.  During 2010, the Company entered into an agreement with Windstorm Resources Inc. ("Windstorm") to earn a 60% interest in the property.  During 2012, Windstorm terminated the Option Agreement. The Company recorded a write-down in the three months ended March 31, 2013 of $55,496 (March 31, 2012 - $Nil).

(ix) Other write-downs of interest in mineral properties
The Company wrote down its interest in other exploration and evaluation assets in aggregate by $51,997 during the three months ended March 31, 2013 (March 31, 2012 - $77,590).

11.   Share capital and reserves

(a)  Authorized share capital

At March 31, 2013, the authorized share capital comprised an unlimited number of common shares.  The common shares do not have a par value.  All issued shares are fully paid.

(b)  Details of other issues of common shares in 2013

On February 22, 2013, the Company issued 250,000 common shares at a deemed value of $2.15 per share pursuant to a property acquisition agreement.

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the three months ended March 31, 2013
(Unaudited – Expressed in Canadian dollars)

11.   Share capital and reserves (Continued)

(c)           Share purchase option compensation plan

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital.  Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period. At March 31, 2013, the Company had reserved 151,732 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.  The maximum term of all options is five years.  The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest.  Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period.  All options granted during the three months ended March 31, 2013 vested on the date granted.  The continuity of stock options for the three months ended March 31, 2013 is as follows:

Expiry date	Exercise price	December 31, 2012	Granted	Exercised	Expired/ cancelled	March 31, 2013
March 17, 2013	$2.35	40,000	-	(25,000)	(15,000)	-
April 12, 2013	$2.36	25,000	-	-	-	25,000
December 29, 2013	$0.68	125,000	-	-	-	125,000
May 4, 2014	$2.18	65,000	-	-	-	65,000
July 13, 2014	$1.96	170,000	-	-	-	170,000
November 22, 2014	$2.53	60,000	-	-	-	60,000
November 25, 2014	$0.81	150,000	-	-	-	150,000
January 4, 2015	$1.14	1,040,000	-	(20,000)	-	1,020,000
February 22, 2015	$2.26	-	20,000	-	-	20,000
June 21, 2015	$1.00	140,000	-	-	-	140,000
July 16, 2015	$0.92	200,000	-	-	-	200,000
August 27, 2015	$2.22	205,000	-	-	-	205,000
September 20, 2015	$2.67	100,000	-	-	-	100,000
November 22, 2015	$2.73	125,000	-	-	-	125,000
June 8, 2016	$3.29	2,320,000	-	-	-	2,320,000
August 15, 2016	$2.93	200,000	-	-	-	200,000
May 4, 2017	$2.18	250,000	-	-	-	250,000
June 8, 2017	$2.25	75,000	-	-	-	75,000
September 11, 2017	$2.63	500,000	-	-	-	500,000
November 22, 2017	$2.53	100,000	-	-	-	100,000
Options outstanding and exercisable		5,890,000	20,000	(45,000)	(15,000)	5,850,000
Weighted average
exercise price		$2.39	$2.26	$1.81	$2.35	$2.39

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the three months ended March 31, 2013
(Unaudited – Expressed in Canadian dollars)

11.   Share capital and reserves (Continued)

(b)           Share purchase option compensation plan (continued)

The weighted average fair value of options granted during the three months ended March 31, 2013 calculated using the Black-Scholes model at grant date, are as follows:

			Weighted average assumptions used
Number of options	Date of grant	Fair value per share	Risk free interest rate	Expected life (in years)	Expected volatility	Expected dividends
20,000	February 22, 2013	$0.57	0.99%	2	50.12%	$Nil

12.       Related party transactions and balances

(a)   Compensation of key management personnel

Key management includes members of the Board, the President and Chief Executive Officer and the Chief Financial Officer.  The aggregate compensation paid or payable to key management for services is as follows:

	Three months ended March 31,
	2013		2012

Salaries, fees and benefits	$172,500	(i)	$153,750	(ii)
Director’s fees	48,000		39,000
	$220,500		$192,750

(i)
Hawk Mountain Resources Ltd. (“Hawk Mountain”), a private company controlled by the Chairman of the Company, was paid $66,250 for geological services provided to the Company and recorded in General Exploration Expenses.

(ii)	Hawk Mountain was paid $56,250 for geological services provided to the Company.

(b)	Other related party transactions

i)  ATW Resources Ltd. (“ATW”)

Almaden owns a 50% interest in this company which holds title in trust for a mineral property.  The Company has two directors, Duane Poliquin and James McInnes, in common with ATW.

ii)  Other

a)
During the three months ended March 31, 2013, an additional $3,300 was paid to Hawk Mountain for marketing and general administration services provided by the spouse of the Chairman (March 31, 2012 - $3,000).

b)
During the three months ended March 31, 2013, the Company paid the Chairman’s daughter a salary of $7,250 less statutory deductions (March 31, 2012 - $14,866) for marketing and administrative services.

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the three months ended March 31, 2013
(Unaudited – Expressed in Canadian dollars)

13.           Income on exploration and evaluation assets

Income on exploration and evaluation assets is comprised of the following:

	Three months ended March 31,
	2013	2012

Sale of Dill property	$30,000	$26,750
Sale of Fuego property	85,590	-
	$115,590	$26,750

14.           Net loss per share

Basic and diluted net loss per share

The calculation of basic net loss per share for the three months ended March 31, 2013 was based on the loss income attributable to common shareholders of $1,680,232 (March 31, 2012 - $747,143) and a weighted average number of common shares outstanding of 59,855,377 (March 31, 2012 – 59,122,321).

The calculation of diluted net loss per share for the three months ended March 31, 2013 did not include the effect of stock options as they are anti-dilutive.  The calculation of diluted net loss per share for the three months ended March 31, 2012 includes the weighted average number of common shares outstanding adjusted for the effects of all dilutive potential common shares, which comprise of 5,430,000 stock options.

15.	Supplemental cash flow information

(a)	Supplemental information regarding non-cash transactions is as follows:

	March 31, 2013	March 31, 2012
Investing activities
Fair value of share options transferred to share capital on exercise of options	$38,150	$-
Shares received on sale of Dill property	5,000	-

(b)	Supplemental information regarding the split between cash and cash equivalents is as follows:
	March 31, 2013	March 31, 2012

Cash	$8,429,047	$4,716,149
Term Deposits	5,300,050	-
Government of Canada (T-Bills)	-	14,244,854
Bankers Acceptance	-	3,855,032
	$13,729,097	$22,816,035

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the three months ended March 31, 2013
(Unaudited – Expressed in Canadian dollars)

16.           Commitments

The Company has entered into an operating lease for office premises through 2016.  On January 29, 2013, the Company entered into contracts with its Chairman and President for an annual remuneration of $240,000 and $265,000 respectively effective January 1, 2013, for two years, renewable for two additional successive terms of 24 months.

As at March 31, 2013, the remaining payments for the executive contracts and the operating lease are due as follows:

	2013	2014	2015	2016	2017	Total

Office lease	$50,250	$75,000	$81,000	$6,700	$-	$212,950
Executive contracts	378,750	505,000	-	-	-	883,750
	$429,000	$580,000	$81,000	$6,700	$-	$1,096,700

17.           Financial instruments

The fair values of the Company’s cash and cash equivalent, accounts receivable and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and commodity price risk.

(a)        Currency risk
The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies.  The Company does not invest in foreign currency contracts to mitigate the risks.

As at March 31, 2013, the Company is exposed to foreign exchange risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$1,341,368	$240,106
Accounts receivable and prepaid expenses	-	627,656
Total assets	$1,341,368	$867,762

Trade and other payables	$40,800	$-
Total liabilities	$40,800	$-

Net assets	$1,300,568	$867,762

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net income by $134,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net income by $24,000.

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the three months ended March 31, 2013
(Unaudited – Expressed in Canadian dollars)

17.           Financial instruments (Continued)

(b)           Credit risk
The Company’s cash and cash equivalents are held in large Canadian financial institutions.  These investments mature at various dates over the twelve months following the statement of financial position date.  The Company’s HST and VAT receivables consist primarily of harmonized sales tax due from the federal government of Canada and value-added tax due from the government of Mexico. The Company is exposed to credit risks through its accounts receivable.

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at March 31, 2013, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents and accounts receivable.

(c)   Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure.

Trade and other payables are due within twelve months of the statement of financial position date.

(d)   Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

A 1% change in the interest rate would change the Company’s net income by $137,000.

(e)           Commodity price risk
The ability of the Company to explore its mineral properties and the future profitability of the Company are directly related to the market price of gold and other precious metals.  The Company has not hedged any of its potential future gold sales.  The Company monitors gold prices to determine the appropriate course of action to be taken by the Company.

A 1% change in the price of gold would affect the fair value of the Company’s gold inventory by $26,000.

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the three months ended March 31, 2013
(Unaudited – Expressed in Canadian dollars)

17.	Financial instruments (Continued)

(f)   Classification of Financial instruments
IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$13,729,097	$-	$-	$13,729,097
Marketable securities	1,385,966	-	-	1,385,966
	$15,115,063	$-	$-	$15,115,063

18.           Management of capital

The Company considers its capital to consist of common shares and stock options.  The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations for the foreseeable future.

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the three months ended March 31, 2013
(Unaudited – Expressed in Canadian dollars)

19.           Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of exploration and evaluation assets.

The Company has non-current tangible assets in the following geographic locations:

	March 31, 2013	December 31, 2012

Canada	$2,684,573	$2,564,122
United States	1,105,361	1,105,361
Mexico	16,555,205	14,250,441
	$20,345,139	$17,919,924

The Company’s revenues were all earned in Canada primarily from interest income on corporate cash reserves and investment income.

Almaden Minerals Ltd.
Consolidated schedules of general and administrative expenses
(Unaudited - Expressed in Canadian dollars)
Schedule 1

		Three months ended March 31,
		2013		2012
	$		$
Professional fees		86,043		151,136
Salaries and benefits		132,526		106,258
Travel and promotion		71,304		54,940
Depreciation		75,463		71,188
Office and license		52,360		31,445
Rent		41,361		39,546
Stock exchange fees		67,306		60,781
Insurance		24,160		27,514
Transfer agent fees		3,986		4,604
Directors fees		48,000		39,000
		602,509		586,412